Exhibit 99.1

Ecopetrol and Unions agree on a new 4.5 – year collective bargaining agreement

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) and the USO union have reached an agreement for a Collective Bargaining covering a 4.5-year period, effective as of July 1, 2018. In addition, agreements were also reached with the unions Adeco, Trasine, Utipec, Aproteco, Sindispetrol and Asintrahc.

With respect to salaries, an annual rate of CPI+1.21% increase was agreed for the remainder of 2018 and a CPI+1.70% for the rest of the years for which the agreement is in force.

The agreement covers education, health, food, loans and transportation, among other benefits for workers, within reasonableness, austerity and efficiency criteria. It also includes union guarantees and addresses regulatory issues.

Ecopetrol celebrates and recognizes the commitment, dedication and professionalism of the negotiating teams throughout this process that have made it possible to successfully negotiate this agreement, which will be to the benefit of the Company’s sustainability, the well-being of the workers and the country’s development and progress.

Bogotá D.C., September 24, 2018

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This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information contact:

Capital Markets Manager

María Catalina Escobar

Telephone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Telephone: + 571-234-4329

Email: mauricio.tellez@ecopetrol.com.co